Baytex Energy Corp.
Press Release - May 5, 2025
Exhibit 99.5

BAYTEX ANNOUNCES FIRST QUARTER 2025 RESULTS

CALGARY, ALBERTA (May 5, 2025) - Baytex Energy Corp. ("Baytex" or the "Company") (TSX:BTE) (NYSE:BTE) reports its operating and financial results for the three months ended March 31, 2025 (all amounts are in Canadian dollars unless otherwise noted).

"Baytex efficiently executed its exploration and development program and delivered first quarter results consistent with our full-year plan,” said Eric T. Greager, President and Chief Executive Officer. “In a challenging operating environment marked by macroeconomic uncertainty and a volatile commodity price, we are pleased to have delivered free cash flow and returns to shareholders. As these headwinds persist, we remain focused on disciplined capital allocation and managing factors within our control to ensure financial resilience.”

First Quarter 2025 Highlights
•Reported cash flows from operating activities of $431 million ($0.56 per basic share).
•Generated net income of $70 million ($0.09 per basic share).
•Delivered adjusted funds flow(1) of $464 million ($0.60 per basic share).
•Achieved production of 144,194 boe/d (84% oil and NGL), a 2% increase in production per basic share, compared to Q1/2024.
•Generated free cash flow(2) of $53 million ($0.07 per basic share) and returned $30 million to shareholders.
•Repurchased 3.7 million common shares for $13 million, at an average price of $3.49 per share.
•Paid a quarterly cash dividend of $17 million ($0.0225 per share) on April 1, 2025.
•Executed a $405 million exploration and development program, which at its peak, had 13 rigs running.
•Maintained balance sheet strength with a total debt(3) to Bank EBITDA(3) ratio of 1.0x.
2025 Outlook

Global crude oil markets remain under pressure due to broad economic uncertainty driven by concerns related to U.S. tariffs, global trade tensions, and OPEC's recent decision to increase crude oil supply. The benchmark WTI price has recently been trading in the US$55 to US$60/bbl range, down from a peak of US$80/bbl in early January.

Against this global economic backdrop, we continue to prioritize free cash flow, while taking a disciplined approach to capital allocation and our balance sheet. Our 2025 exploration and development budget is set at $1.2 to $1.3 billion and supports annual production of 148,000 to 152,000 boe/d. In light of the current commodity price environment, we anticipate full-year capital expenditures and production to trend toward the low end of these ranges.

Given these adjustments to our 2025 plan, at US$60/bbl WTI for the balance of the year, we expect to generate approximately $200 million of free cash flow this year.

In this pricing environment, we benefit from our disciplined hedging program, which helps mitigate the volatility in revenue due to changes in commodity prices. For the balance of 2025, we have hedges on approximately 45% of our net crude oil exposure using two-way collars with an average floor price of US$60/bbl.

To further strengthen our balance sheet, in the near-term we intend to allocate 100% of our free cash flow to debt repayment after funding the quarterly dividend payment. We will continue to monitor market conditions and execute a prudent approach to shareholder returns, which has historically included a combination of share buybacks and quarterly dividend payments.

(1)Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.
(2)Specified financial measure that does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.
(3)Ratio is calculated as total debt at March 31, 2025 divided by EBITDA for the twelve months ended March 31, 2025. Total debt and EBITDA are calculated in accordance with our amended credit facilities agreement which is available on SEDAR+ at www.sedarplus.ca.

Baytex Energy Corp.
Press Release - May 5, 2025

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales	$999,130	$1,017,017	$984,192
Adjusted funds flow (1)	463,870	461,886	423,846
Per share – basic	0.60	0.59	0.52
Per share – diluted	0.60	0.59	0.52
Free cash flow (2)	52,529	254,838	(88)
Per share – basic	0.07	0.33	—
Per share – diluted	0.07	0.33	—
Cash flows from operating activities	431,317	468,865	383,773
Per share – basic	0.56	0.60	0.47
Per share – diluted	0.56	0.60	0.47
Net income (loss)	69,591	(38,477)	(14,043)
Per share – basic	0.09	(0.05)	(0.02)
Per share – diluted	0.09	(0.05)	(0.02)
Dividends declared	17,334	17,598	18,494
Per share	0.0225	0.0225	0.0225

Capital Expenditures
Exploration and development expenditures	$405,097	$198,177	$412,551
Acquisitions and divestitures	(1,009)	(29,718)	35,378
Total oil and natural gas capital expenditures	$404,088	$168,459	$447,929

Net Debt
Credit facilities	$250,284	$341,207	$849,926
Long-term notes	1,977,044	1,980,619	1,637,155
Total debt (3)	2,227,328	2,321,826	2,487,081
Working capital deficiency (2)	162,922	95,346	152,760
Net debt (1)	$2,390,250	$2,417,172	$2,639,841

Shares Outstanding - basic (thousands)
Weighted average	771,443	782,131	821,710
End of period	770,039	773,590	821,322

BENCHMARK PRICES
Crude oil
WTI (US$/bbl)	$71.42	$70.27	$76.96
MEH oil (US$/bbl)	73.37	72.40	78.95
MEH oil differential to WTI (US$/bbl)	1.95	2.13	1.99
Edmonton par ($/bbl)	95.27	94.98	92.16
Edmonton par differential to WTI (US$/bbl)	(5.03)	(2.39)	(8.63)
WCS heavy oil ($/bbl)	84.33	80.77	77.73
WCS differential to WTI (US$/bbl)	(12.65)	(12.54)	(19.33)
Natural gas
NYMEX (US$/MMbtu)	$3.65	$2.79	$2.24
AECO ($/Mcf)	2.02	1.46	2.05

CAD/USD average exchange rate	1.4350	1.3992	1.3488
Notes:

(1)Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.
(3)Calculated in accordance with our amended credit facilities agreement which is available on SEDAR+ at www.sedarplus.ca.

Baytex Energy Corp.
Press Release - May 5, 2025

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
OPERATING
Daily Production
Light oil and condensate (bbl/d)	62,335	64,661	66,036
Heavy oil (bbl/d)	40,192	42,227	40,560
NGL (bbl/d)	19,046	21,208	19,299
Total liquids (bbl/d)	121,573	128,096	125,895
Natural gas (Mcf/d)	135,731	148,792	148,353
Oil equivalent (boe/d @ 6:1) (1)	144,194	152,894	150,620

Operating Netback (thousands of Canadian dollars)
Total sales, net of blending and other expense (2)	$926,310	$936,869	$919,984
Royalties	(207,937)	(206,675)	(209,171)
Operating expense	(147,703)	(145,690)	(173,435)
Transportation expense	(30,512)	(33,110)	(29,835)
Operating netback (2)	$540,158	$551,394	$507,543
General and administrative expense	(25,606)	(20,433)	(22,412)
Cash interest	(46,787)	(48,769)	(53,280)
Realized financial derivatives (loss) gain	(194)	(2,115)	5,488
Other (3)	(3,701)	(18,191)	(13,493)
Adjusted funds flow (4)	$463,870	$461,886	$423,846

Operating Netback (per boe) (2)
Total sales, net of blending and other expense (2)	$71.38	$66.60	$67.12
Royalties (5)	(16.02)	(14.69)	(15.26)
Operating expense (5)	(11.38)	(10.36)	(12.65)
Transportation expense (5)	(2.35)	(2.35)	(2.18)
Operating netback (2)	$41.63	$39.20	$37.03
General and administrative expense (5)	(1.97)	(1.45)	(1.64)
Cash interest (5)	(3.61)	(3.47)	(3.89)
Realized financial derivatives (loss) gain (5)	(0.01)	(0.15)	0.40
Other (3)(5)	(0.30)	(1.29)	(0.98)
Adjusted funds flow (4)	$35.74	$32.84	$30.92
Notes:

(1)Barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.
(3)Other is comprised of realized foreign exchange gain or loss, other income or expense, current income tax expense or recovery and cash share-based compensation. Refer to the Q1/2025 MD&A for further information on these amounts.
(4)Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.
(5)Calculated as royalties, operating expense, transportation expense, general and administrative expense, cash interest, realized financial derivatives gain or loss, or other, divided by barrels of oil equivalent production volume for the applicable period.

Baytex Energy Corp.
Press Release - May 5, 2025
Q1/2025 Results

During the first quarter, we delivered operating and financial results consistent with our full-year plan despite periods of extremely cold temperatures across North America, which resulted in modest production disruptions across our operations.

We increased production per basic share by 2% in Q1/2025, compared to Q1/2024, with production averaging 144,194 boe/d (84% oil and NGL). As compared to Q1/2024, production during the first quarter was lower, in part, due to weather disruptions (approximately 2,000 boe/d) and our Kerrobert thermal disposition (approximately 2,000 boe/d). Exploration and development expenditures totaled $405 million, consistent with our full-year plan, and we brought 105 (95.9 net) wells onstream.

Adjusted funds flow(1) was $464 million or $0.60 per basic share and we generated net income of $70 million ($0.09 per basic share).

During the first quarter we generated free cash flow(2) of $53 million ($0.07 per basic share) and returned $30 million to shareholders. We repurchased 3.7 million common shares for $13 million, at an average price of $3.49 per share, and paid a quarterly cash dividend of $17 million ($0.0225 per share).

Over the last seven quarters, we returned $580 million to shareholders. We repurchased 92.6 million common shares for $453 million, representing approximately 11% of our shares outstanding, at an average price of $4.89 per share, and paid total dividends of $127 million ($0.1575 per share).

As of March 31, 2025, our net debt(1) was $2.4 billion, a reduction of approximately 10% ($250 million) over the past twelve months. On a U.S. dollar basis, net debt decreased by approximately 15% (US$287 million). We maintain strong financial flexibility, supported by significant credit capacity and a long-term notes maturity schedule that positions us well throughout various commodity price cycles. Our credit facilities have total capacity of US$1.1 billion, mature on May 9, 2028, and are less than 20% drawn. These are not borrowing base facilities and do not require annual or semi-annual reviews. Additionally, our earliest note maturity (US$800 million) is not until April 30, 2030.

Strengthening our balance sheet remains a key priority. Our pace of debt repayment reflects free cash flow generation and the impact of CAD/USD exchange rate fluctuations, which affect the conversion of our U.S. dollar-denominated debt. A $0.05 CAD/USD change in the exchange rate impacts our net debt by approximately $70 million.

Operations

In the Eagle Ford, production averaged 81,814 boe/d (81% oil and NGL) in Q1/2025 and we brought onstream 15.6 net wells, including 12.4 net operated wells. Our development program was largely focused on the black oil to condensate windows of our acreage where we typically generate 30-day peak crude oil rates of 700 to 800 bbl/d (900 to 1,100 boe/d) per well with average lateral lengths of 9,000 to 9,500 feet. We expect to bring onstream 50 net wells in 2025 and are targeting a 7% improvement in operated drilling and completion costs per completed lateral foot compared to 2024.

In our Canadian light oil business, production averaged 16,685 boe/d (83% oil and NGL) in Q1/2025. In the Pembina Duvernay, two of three pads have been drilled (six wells), including our longest wells in the play at more than 24,000 feet total measured depth and 13,500 feet of lateral length. Completion operations commenced mid-April and we expect to onstream the wells during the second and third quarter. In the Viking, 42 net wells were brought onstream in Q1/2025. In 2025, we expect to bring onstream nine net wells in the Pembina Duvernay and 85 net wells in the Viking.

In our heavy oil business, production averaged 41,119 boe/d (96% oil and NGL) in Q1/2025. Peavine continued to deliver top well results with production averaging 17,714 boe/d (100% heavy oil) during the first quarter. We brought onstream 12 net Clearwater wells at Peavine, 4 net wells at Peace River and 12 net wells across the broader Mannville group in Lloydminster. In 2025, we expect to bring onstream 112 net heavy oil wells, including 33 net Clearwater wells at Peavine.

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.0225 per share, to be paid on July 2, 2025 to shareholders of record on June 13, 2025.

(1)Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

Baytex Energy Corp.
Press Release - May 5, 2025

Additional Information

Our condensed consolidated interim unaudited financial statements for the three months ended March 31, 2025 and the related Management's Discussion and Analysis of the operating and financial results can be accessed on our website at www.baytexenergy.com and will be available shortly through SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

Conference Call Tomorrow 9:00 a.m. MT (11:00 a.m. ET)
Baytex will host a conference call tomorrow, May 6, 2025, starting at 9:00am MT (11:00am ET). To participate, please dial toll free in North America 1-833-821-2925 or international 1-647-846-2449. Alternatively, to listen to the conference call online, please enter https://event.choruscall.com/mediaframe/webcast.html?webcastid=MHer58bF in your web browser. To register, visit our website at https://www.baytexenergy.com/investors/events-presentations.

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex’s shareholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "believe", "continue", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: we are focused on disciplined capital allocation and managing factors within our control; we are committed to prioritizing free cash flow, and a disciplined approach to capital allocation and our balance sheet; for 2025: our guidance for exploration and development expenditures and production and our expectation that capital expenditures and production will trend toward the low end of these guidance ranges; the amount of free cash flow we expect to generate; our expected allocation of free cash flow as between the balance sheet and shareholder returns (including dividends and share buybacks); the expected impact of changes to the CAD/US exchange rate on our debt; and our expected wells on-stream by asset. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that they can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy crude oil prices; well production rates and reserve volumes; success obtained in drilling new wells; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; operating costs; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; our ability to market oil and natural gas successfully; that we will have sufficient financial resources in the future to provide shareholder returns; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the risk of an extended period of low oil and natural gas prices (including as a result of tariffs); risks associated with our ability to develop our properties and add reserves; that we may not achieve the expected benefits of acquisitions and we may sell assets below their carrying value; the availability and cost of capital or borrowing; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; the impact of an energy transition on demand for petroleum productions; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; changes in income tax or other laws or government incentive programs; risks associated with large projects; risks associated with higher a higher concentration of activity and tighter drilling spacing; costs to develop and operate our properties; risks associated with achieving our total debt target, production guidance, exploration and development expenditures guidance; the amount of free cash flow we expect to generate; risk that the board of directors determines to allocate capital other than as set forth herein; current or future controls, legislation or regulations; restrictions on or access to water or other fluids; public perception and its influence on the regulatory regime; new regulations on hydraulic fracturing; regulations regarding the disposal of fluids; risks associated with our hedging activities; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; risks associated with a third-party operating our Eagle Ford properties; additional risks associated with our thermal heavy crude oil projects; our ability to compete with other organizations in the oil and gas industry; risk that we do not achieve our GHG emissions intensity reduction target; risks associated with our use of information technology systems; adverse results of litigation; that our Credit Facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks associated with expansion into new activities; the impact of Indigenous claims; risks of counterparty default; impact of geopolitical risk and conflicts, loss of foreign private issuer status; conflicts of interest between the Company and its directors and officers; variability of share buybacks and dividends; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which

Baytex Energy Corp.
Press Release - May 5, 2025
are beyond our control. Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The future acquisition of our common shares pursuant to a share buyback (including through its Normal Course Issuer Bid), if any, and the level thereof is uncertain. Any decision to pay dividends on the Common Shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith) or acquire Common Shares pursuant to a share buyback will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions (including covenants contained in the agreements governing any indebtedness that the Company has incurred or may incur in the future, including the terms of the Credit Facilities) and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of Common Shares that the Company will acquire pursuant to a share buyback, if any, in the future. Further, the payment of dividends to shareholders is not assured or guaranteed and dividends may be reduced or suspended entirely.

These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2024 filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings. The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

This press release contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to, our 2025 guidance for development expenditures; our expected 2025 free cash flow; and our intentions regarding the allocating our annual free cash flow; all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook, whether as a result of new information, future events or otherwise. The financial outlook contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's potential future business operations. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Specified Financial Measures

In this press release, we refer to certain financial measures (such as total sales, net of blending and other expense, operating netback, free cash flow, and working capital deficiency) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. This press release also contains the terms "adjusted funds flow" and "net debt" which are considered capital management measures. We believe that inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Baytex.

Non-GAAP Financial Measures

Total sales, net of blending and other expense

Total sales, net of blending and other expense represents the revenues realized from produced volumes during a period. Total sales, net of blending and other expense is comprised of total petroleum and natural gas sales adjusted for blending and other expense. We believe including the blending and other expense associated with purchased volumes is useful when analyzing our realized pricing for produced volumes against benchmark commodity prices.

Operating netback

Operating netback and operating netback after financial derivatives are used to assess our operating performance and our ability to generate cash margin on a unit of production basis. Operating netback is comprised of petroleum and natural gas sales less blending expense, royalties, operating expense and transportation expense.

Baytex Energy Corp.
Press Release - May 5, 2025
The following table reconciles total sales, net of blending and other expense and operating netback to petroleum and natural gas sales.

	Three Months Ended
($ thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Petroleum and natural gas sales	$999,130	$1,017,017	$984,192
Blending and other expense	(72,820)	(80,148)	(64,208)
Total sales, net of blending and other expense	$926,310	$936,869	$919,984
Royalties	(207,937)	(206,675)	(209,171)
Operating expense	(147,703)	(145,690)	(173,435)
Transportation expense	(30,512)	(33,110)	(29,835)
Operating netback	$540,158	$551,394	$507,543
Realized financial derivatives (loss) gain (1)	(194)	(2,115)	5,488
Operating netback after realized financial derivatives	$539,964	$549,279	$513,031
(1)Realized financial derivatives gain or loss is a component of financial derivatives gain or loss. See the Financial Instruments and Risk Management note in the consolidated financial statements for the three months ended March 31, 2025 and the consolidated financial statements for the year ended December 31, 2024 for further information.

Free cash flow

We use free cash flow to evaluate our financial performance and to assess the cash available for debt repayment, common share repurchases, dividends and acquisition opportunities. Free cash flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, additions to oil and gas properties, payments on lease obligations, and transaction costs.

Free cash flow is reconciled to cash flows from operating activities in the following table.

	Three Months Ended
($ thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Cash flows from operating activities	$431,317	$468,865	$383,773
Change in non-cash working capital	29,034	(13,428)	32,023
Additions to oil and gas properties	(405,097)	(198,177)	(412,551)
Payments on lease obligations	(2,725)	(2,422)	(4,872)
Transaction costs	—	—	1,539
Free cash flow	$52,529	$254,838	$(88)

Working capital deficiency

Working capital deficiency is calculated as cash, trade receivables, prepaids and other assets net of trade payables, dividends payable, other long-term liabilities and share-based compensation liability. Working capital deficiency is used by management to measure the Company's liquidity. At March 31, 2025, the Company had $1.3 billion of available credit facility capacity to cover any working capital deficiencies.

Baytex Energy Corp.
Press Release - May 5, 2025
The following table summarizes the calculation of working capital deficiency.

	As at
($ thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Cash	$(5,966)	$(16,610)	$(29,140)
Trade receivables	(391,905)	(387,266)	(423,119)
Prepaids and other assets	(72,045)	(76,468)	(77,901)
Trade payables	582,053	512,473	626,137
Share-based compensation liability	12,602	24,732	18,667
Dividends payable	17,334	17,598	18,494
Other long-term liabilities	20,849	20,887	19,622
Working capital deficiency	$162,922	$95,346	$152,760

Non-GAAP Financial Ratios

Total sales, net of blending and other expense per boe

Total sales, net of blending and other per boe is used to compare our realized pricing to applicable benchmark prices and is calculated as total sales, net of blending and other expense divided by barrels of oil equivalent production volume for the applicable period.

Operating netback per boe

Operating netback per boe is equal to operating netback (a non-GAAP financial measure) divided by barrels of oil equivalent sales volume for the applicable period and is used to assess our operating performance on a unit of production basis.

Capital Management Measures

Net debt

We use net debt to monitor our current financial position and to evaluate existing sources of liquidity. We also use net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations. Net debt is comprised of our credit facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, share-based compensation liability, dividends payable, other long-term liabilities, cash, trade receivables, and prepaids and other assets.

The following table summarizes our calculation of net debt.

	As at
($ thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Credit facilities	$234,683	$324,346	$835,363
Unamortized debt issuance costs - Credit facilities (1)	15,601	16,861	14,563
Long-term notes	1,930,809	1,932,890	1,602,417
Unamortized debt issuance costs - Long-term notes (1)	46,235	47,729	34,738
Trade payables	582,053	512,473	626,137
Share-based compensation liability	12,602	24,732	18,667
Dividends payable	17,334	17,598	18,494
Other long-term liabilities	20,849	20,887	19,622
Cash	(5,966)	(16,610)	(29,140)
Trade receivables	(391,905)	(387,266)	(423,119)
Prepaids and other assets	(72,045)	(76,468)	(77,901)
Net debt	$2,390,250	$2,417,172	$2,639,841
(1)Unamortized debt issuance costs were obtained from the Long-term Notes and Credit Facilities notes within the consolidated financial statements for the respective period end.

Adjusted funds flow

Adjusted funds flow is used to monitor operating performance and our ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirement obligations settled, and transaction costs during the applicable period.

Baytex Energy Corp.
Press Release - May 5, 2025
Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended
($ thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Cash flow from operating activities	$431,317	$468,865	$383,773
Change in non-cash working capital	29,034	(13,428)	32,023
Asset retirement obligations settled	3,519	6,449	6,511
Transaction costs	—	—	1,539
Adjusted funds flow	$463,870	$461,886	$423,846

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

References herein to average 30-day peak production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for us or the assets for which such rates are provided. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, we caution that the test results should be considered to be preliminary.

Throughout this press release, “oil and NGL” refers to heavy crude oil, bitumen, light and medium crude oil, tight oil, condensate and natural gas liquids (“NGL”) product types as defined by NI 51-101. The following table shows Baytex’s disaggregated production volumes for the three months ended March 31, 2025 and 2024. The NI 51-101 product types are included as follows: “Heavy Crude Oil” - heavy crude oil and bitumen, “Light and Medium Crude Oil” - light and medium crude oil, tight oil and condensate, “NGL” - natural gas liquids and “Natural Gas” - shale gas and conventional natural gas.

	Three Months Ended March 31, 2025					Three Months Ended March 31, 2024
	Heavy Crude Oil (bbl/d)	Light and Medium Crude Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Oil Equivalent (boe/d)	Heavy Crude Oil (bbl/d)	Light and Medium Crude Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Oil Equivalent (boe/d)
Canada – Heavy
Peace River	10,212	11	18	9,622	11,845	9,481	9	48	10,088	11,219
Lloydminster	11,349	13	—	1,190	11,560	13,156	12	—	1,431	13,407
Peavine	17,714	—	—	—	17,714	17,599	—	—	—	17,599

Canada - Light
Viking	111	8,959	153	10,318	10,943	—	9,181	190	11,068	11,215
Duvernay	—	2,404	2,221	6,704	5,742	—	1,803	1,757	5,456	4,469
Remaining Properties	806	388	731	15,909	4,576	324	488	636	16,337	4,171

United States
Eagle Ford	—	50,560	15,923	91,988	81,814	—	54,543	16,668	103,973	88,540

Total	40,192	62,335	19,046	135,731	144,194	40,560	66,036	19,299	148,353	150,620

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The Company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets & Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com